Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Home Depot, Inc.:

We consent to incorporation by reference in the Registration Statements Nos. 333-85759, 333-01385 and 333-125332 on Form S-8 of The Home Depot, Inc. of our report dated June 29, 2006, relating to the statements of net assets available for benefits of The Home Depot FutureBuilder as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedules, which report appears in the December 31, 2005 annual report on Form 11-K of the Home Depot FutureBuilder.

/s/ KPMG LLP

Atlanta, Georgia

June 29, 2006